Aduro Clean Technologies Inc.

Consolidated Financial Statements

For the Year Ended May 31, 2025

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aduro Clean Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aduro Clean Technologies Inc. (the "Company") as of May 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended May 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended May 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2018.

Vancouver, Canada

August 27, 2025
1054

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	May 31, 2025	May 31, 2024
ASSETS
Current
Cash and cash equivalents	$6,957,846	$2,814,576
Deposits and prepaid expenses (Note 5)	1,161,722	341,244
Other receivables (Note 6)	304,424	328,277
Deferred transaction costs	137,051	218,480
	8,561,043	3,702,577
Non-current
Property and equipment (Note 7)	4,109,459	3,128,632
Right of use assets (Note 8)	163,918	125,542
	4,273,377	3,254,174
Total Assets	$12,834,420	$6,956,751
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 12)	$468,037	$461,947
Lease liability - current portion (Note 9)	60,621	40,356
	528,658	502,303
Non-current
Lease liability - non-current portion (Note 9)	110,332	98,230
Derivative financial liability (Note 10)	403,053	-
	513,385	98,230
Shareholders' equity (Note 11)
Share capital	38,114,675	22,477,986
Warrant reserve	453,278	1,328,901
Contributed surplus	8,266,290	5,445,407
Accumulated deficit	(35,041,866)	(22,896,076)
	11,792,377	6,356,218
Total Liabilities and Shareholders' Equity	$12,834,420	$6,956,751

Nature and continuance of operations (Note 1)

Subsequent events (Note 22)

Approved on behalf of the Board of Directors on August 27, 2025:

"Ofer Vicus" , Director	"Peter Kampian" , Director

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Year ended May 31, 2025	Year ended May 31, 2024

Revenue (Note 13)	$231,212	$337,516

Expenses
Research and development (Note 16)	5,458,818	3,258,268
General and administrative (Note 15)	6,093,918	4,058,954
Depreciation and amortization (Note 7 and 8)	536,302	431,153
Finance costs (Note 14)	12,321	13,299
Foreign exchange	67,779	10,191
	12,169,138	7,771,865
Loss before other items	(11,937,926)	(7,434,349)

Other items
Change in fair value of derivative financial liability (Note 10)	(220,916)	-
Other income	13,052	-
Loss on sale of vehicle	-	(2,512)

Loss and comprehensive loss	$(12,145,790)	$(7,436,861)

Basic and diluted loss per share	$(0.446)	$(0.364)

Weighted average number of common shares outstanding	27,225,530	20,434,819

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Warrant Reserve	Contributed Surplus	Deficit	Total
Balance, May 31, 2023	19,664,216	15,396,907	2,557,918	4,472,191	(15,459,215)	$6,967,801
Shares issued on exercise of warrants (Note 11)	1,860,298	6,140,957	(1,229,017)	(42,521)	-	4,869,419
Shares issued on exercise of options (Note 11)	188,462	776,622	-	(300,193)	-	476,429
Shares issued on RSU vesting (Note 11)	46,154	163,500	-	(163,500)	-	-
Share-based compensation expense (Note 17)		-	-	1,479,430	-	1,479,430
Net loss for the year	-	-	-	-	(7,436,861)	(7,436,861)
Balance, May 31, 2024	21,759,130	$22,477,986	$1,328,901	$5,445,407	$(22,896,076)	$6,356,218
Shares issued on exercise of Class B Special Warrants (Note 11)	4,102,562	-	-	-	-	-
Shares and warrants issued - June 17, 2024 (Note 11)	834,178	2,955,153	372,155	21,536	-	3,348,844
Shares and warrants issued - US Public Offering (Note 11)	1,063,647	5,148,178	-	-	-	5,148,178
Derivative financial liability (Note 10)	-	(182,137)	-	-	-	(182,137)
Shares issued on exercise of warrants (Note 11)	1,647,283	6,490,994	(1,247,778)	(44,166)	-	5,199,050
Shares issued on exercise of options (Note 11)	206,378	1,224,501	-	(392,075)	-	832,426
Share-based compensation expense (Note 17)	-	-	-	3,235,588	-	3,235,588
Net loss for the year	-	-	-	-	(12,145,790)	(12,145,790)
Balance, May 31, 2025	29,613,178	$38,114,675	$453,278	$8,266,290	$(35,041,866)	$11,792,377

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statement of Cash Flows

Expressed in Canadian Dollars

	Year ended May 31, 2025	Year ended May 31, 2024
Operating Activities
Net loss for the year	$(12,145,790)	$(7,436,861)
Items not affecting cash:
Depreciation and amortization	536,302	431,153
Share-based compensation expense (Note 17)	3,235,588	1,479,430
Interest expense accrued	11,859	10,639
Loss on sale of vehicle	-	2,512
Change in fair value of derivative financial liability (Note 10)	220,916	-
Other income	(13,052)	-
Changes in non-cash working capital (Note 21)	(829,674)	304,106
Cash used in operating activities	(8,983,851)	(5,209,021)
Financing Activities
Issue of common shares, net of issuing costs (Note 11)	14,746,978	5,345,848
Finance lease repayments (Note 9)	(58,649)	(52,345)
Term and working capital loan repayments	-	(27,333)
Deferred transaction costs	(120,549)	(152,402)
Cash provided by financing activities	14,567,780	5,113,768
Investing activities
Property and equipment acquired	(1,440,659)	(1,147,805)
Sale of vehicle	-	11,000
Cash used by investing activities	(1,440,659)	(1,136,805)
Change in cash during the year	4,143,270	(1,232,058)
Cash and cash equivalents, start of year	2,814,576	4,046,634
Cash and cash equivalents, end of year	$6,957,846	$2,814,576

Supplementary disclosure of non-cash activities:
Property and equipment additions in accounts payable at year-end	33,885	11,248
New right of use asset and related lease liability recognised at start of lease	161,949	49,648
Deferred transaction costs in accounts payable at year-end	82,580	66,078

The accompanying notes are an integral part of these audited consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at May 31, 2025, the Company has developed and owns ten patents, seven granted and three pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5.

During the year ended May 31, 2025 the Company closed a non-brokered private placement and an underwritten U.S. public offering (Note 11) that realized net proceeds of $3,348,844 and $5,166,739, respectively, which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at May 31, 2025, the Company had a deficit of $35,041,866 since inception and incurred negative operating cash flows. As at May 31, 2025, the Company's working capital balance was $8,032,385 (May 31, 2024: $3,200,274) and available cash of $6,957,846 (May 31, 2024: $2,814,576). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These consolidated financial statements (the "Financial Statements") have been prepared based on the principles of IFRS Accounting Standards ("IFRS"). Preparation of these Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity and areas where assumptions and estimates are significant to these Financial Statements are disclosed in Note 4.

These Financial Statements were authorized for issue by the Board of Directors on August 27, 2025.

b) Basis of consolidation

The Financial Statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

c) Basis of measurement

The Financial Statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3.

d) Functional and presentation currency

These Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. MATERIAL ACCOUNTING POLICY INFORMATION

The material accounting policy information set out below has been applied consistently to all periods presented in these Financial Statements, unless otherwise indicated.

a) Foreign currency transaction

The Canadian dollar is the functional and presentation currency of the Company and its subsidiary. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to the functional currency at the exchange rate in effect on the statement of financial position date with any resulting foreign exchange gain or loss recognized in net income (loss).

Non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rate in effect on the date of the transaction. Foreign currency gains and losses on transactions are reported on a net basis and recognized in foreign exchange under Expenses within Statements of Loss and Comprehensive Loss.

b) Financial instruments

All financial instruments are measured at fair value upon initial recognition of the transaction.

Measurement

Measurement in subsequent periods is dependent on whether the instrument is classified as "amortized cost", "fair value through profit or loss" or "fair value through other comprehensive income".

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset expire or it transfers the right to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

All of the Company's financial assets and liabilities are classified as amortized cost, except for the derivative financial liability, which is measured at fair value through profit or loss.

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value, adjusted for any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Financial liabilities (except for the derivative financial liability) are subsequently measured at amortized cost using the effective interest method.

c) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.

The costs of day-to-day servicing of property and equipment (i.e., repairs and maintenance) are recognized under Expenses in the Statements of Loss and Comprehensive Loss as incurred.

A summary of the expected life and residual values for the Company's property and equipment as at May 31, 2025 and 2024 was as follows:

	Expected Life	Residual Values
Computer equipment	5 years	-
Leasehold improvements	5 years	-
Laboratory	20 years	-
Motor vehicle	4 years	-
Office equipment	10 years	-
Research equipment	20 years	-

Depreciation is calculated based on the cost of the asset, less its estimated residual value. Depreciation is recognized in the Statements of Loss and Comprehensive Loss on a straight-line basis over the estimated useful lives of each class of asset.

An item of property and equipment is derecognized when it is either disposed of or when it is determined that no further economic benefit is expected from the item's future use or disposal. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal, less associated costs of disposal, with the carrying amount of property and equipment, and are recognized in Other Items within the Statements of Loss and Comprehensive Loss.

d) Identifiable intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Finite life intangible assets are amortized on a straight-line basis over their useful lives. Intangible assets with an indefinite useful life are not amortized. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date that the Company can demonstrate all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. Until these criteria are met, expenditures are expensed as incurred.

A summary of the expected life and residual values for the Company's intangible assets as at May 31, 2025 and 2024 was as follows:

	Expected Life	Residual Values
Investor relations videos	5 years	-
Patents	20 years from day of filing	-

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

e) Right-of-use assets and lease liability

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated amortization and is disclosed under right-of-use assets on the statement of financial position. The right of use assets are depreciated over the shorter of the lease term and their estimated useful lives unless it is reasonably certain that the Company will obtain ownership at the end of the lease term, in which case, the estimated useful life of the asset is used. The lease liability has been disclosed as a separate line item, allocated between current and non-current liabilities. The lease liability associate with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company's incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

A summary of the expected life and residual values for the Company's right-of-use assets as at May 31, 2025 and 2024 was as follows:

	Expected Life	Residual Values
Property leases	2-5 years	-

f) Impairment

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If an indication exists, then the asset's carrying amount is assessed for impairment. An impairment loss is recognized in net income (loss) if the carrying amount of an asset exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing fair value less costs to sell, the Company must estimate the price that would be received to sell the asset less any incremental costs directly attributable to the disposal. In assessing value in use, the estimated cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognized in prior periods are assessed at each reporting date for indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and the decrease in impairment loss can be objectively related to an event occurring after the impairment was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in net income (loss).

g) Share based compensation

Share based compensation expense relates to stock options and restricted share units. Stock-based compensation expense relates to the fair value of the awards being expensed over their respective vesting periods.

Stock Options

The grant date fair value of stock options is measured using the Black-Scholes option pricing model and is recognized as an expense, with a corresponding increase in contributed surplus in equity, over the vesting period. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon exercise of stock options, the consideration paid by the holder is included in share capital and the related contributed surplus associated with the stock options exercised is reclassified into share capital. Where the terms of a stock option are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

Restricted share units ("RSUs")

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

h) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost within the Statements of Loss and Comprehensive Loss. As at May 31, 2025, the Company did not have any provisions.

i) Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus and the fair value recorded under warrant reserve. If shares are issued within the conversion option on convertible securities' exercise, the share capital account also comprises the equity component of any of the convertible securities. Common shares issued for consideration other than cash are valued based on the fair value at the date the common shares are issued.

j) Share purchase warrants

Share purchase warrants when issued were initially measured at fair value using a Black Scholes model and the fair value is recognized in Warrants Reserve. When the share purchase warrants are exercised, the fair value attributable to the warrants exercised are added to the proceeds received and shown under share capital.

k) Derivative financial liability

When the Company issues warrants with exercise prices denominated in currencies other than in the Canadian dollar, the warrants are classified and presented as derivative financial liabilities and measured at fair value. The fair values of such warrants are determined using the Black‐Scholes option pricing model. At the end of each reporting period, the derivative financial liability is re‐measured at fair value with changes in fair value recognized in profit and loss. Derivative financial liabilities have been disclosed in Note 10.

l) Revenue from contracts with customers

Revenue is recognized at the point in time when the customer obtains control of the product and/or service. Control is achieved when a product is delivered to or the service is performed for the customer, the Company has a present right to payment for the product and/or service, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product and/or service. For contract services that last over a year, revenue is recognized over the duration of the contract.

m) Government grants

Research and experimental development tax credits are recognized using the cost reduction method in the year that they are received by the Company. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments, if required, are reflected in the year when such assessments are received.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

n) Finance costs

Finance costs comprise interest expense on borrowings, costs associated with securing debt instruments and unwinding of the discount on provisions.

o) Research and development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and the Company is committed, and has the resources, to complete the project. During the year ended May 31, 2025 and 2024, no development costs were deferred and accounted for as identified intangible assets.

p) Income tax

Income tax expense is comprised of current and deferred income taxes. Income tax is recognized in net income (loss) and other comprehensive income (loss) except to the extent that it relates to items recognized in equity on the consolidated statements of financial position. Current income tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Deferred income taxes are recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the Financial Statements. Deferred income taxes are determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered.

q) Earnings (loss) per share

Earnings (loss) per share is computed by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Under this method, the weighted average number of common shares used to calculate the dilutive effect in the Statements of Loss and Comprehensive Loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.

In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

r) Operating segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other operating segments. All operating segments' results are reviewed regularly by senior management to make decisions about resources to be allocated to the operating segment and assess its performance. Operating segment results that are reported to senior management include items directly attributable to an operating segment as well as those that can be allocated on a reasonable basis. The Company has one reportable operating segment.

s) Standards adopted in the year

The Company did not adopt any new accounting standards during the year ended May 31, 2025.

t) New interpretations and amendments not yet adopted

The are no new interpretations or amendments not yet adopted that the Company expects will have a material impact on the consolidated financial statements.

4. CRITICAL ACCOUNTING ESTIMATES

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these Financial Statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, restricted share units, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

The fair value of RSUs is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

5. DEPOSITS AND PREPAID EXPENSES

	May 31, 2025 $	May 31, 2024 $
Prepaid Insurance	361,516	8,169
Prepaid Equipment	337,186	76,671
Prepaid Investor Relations	177,418	40,983
Prepaid Conferences	14,126	14,207
Prepaid Consulting Fees	12,215	14,050
Prepaid Marketing and Events	-	15,000
Deposits	50,697	45,027
Other	208,564	127,137
Total	1,161,722	341,244

6. OTHER RECEIVABLES

	May 31, 2025 $	May 31, 2024 $
HST receivable	122,249	76,338
Due from related party	77,353	78,853
Services receivable	104,765	172,520
Other	57	566
Total	304,424	328,277

The Company's exposure to credit risk related to other receivables is disclosed in Note 19.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

7. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at May 31, 2025 and 2024:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Computer Equipment $	Research Equipment $	Capital Work in Progress $	Total $
Cost:
Balance at May 31, 2023	78,156	110,932	990,141	63,621	36,568	1,394,211	2,673,629
Additions	-	68,314	545,440	34,936	214,681	108,648	972,019
Disposals	(38,151)	-	-	-	-	-	(38,151)
Transfers	-	-	-	-	1,502,859	(1,502,859)	-
Balance at May 31, 2024	40,005	179,246	1,535,581	98,557	1,754,108	-	3,607,497
Additions	18,464	5,498	53,881	17,199	398,455	969,799	1,463,296
Balance at May 31, 2025	58,469	184,744	1,589,462	115,756	2,152,563	969,799	5,070,793
Accumulated depreciation:
Balance at May 31, 2023	23,127	14,393	59,534	19,040	3,833	-	119,927
Charge for the year	13,180	29,230	278,273	15,963	46,931	-	383,577
Disposals	(24,639)	-	-	-	-	-	(24,639)
Balance at May 31, 2024	11,668	43,623	337,807	35,003	50,764	-	478,865
Charge for the year	12,309	35,580	309,685	21,010	103,885	-	482,469
Balance at May 31, 2025	23,977	79,203	647,492	56,013	154,649	-	961,334
Carrying amounts:
At May 31, 2023	55,029	96,539	930,607	44,581	32,735	1,394,211	2,553,702
At May 31, 2024	28,337	135,623	1,197,774	63,554	1,703,344	-	3,128,632
At May 31, 2025	34,492	105,541	941,970	59,743	1,997,914	969,799	4,109,459

As at May 31, 2025, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

8. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at May 31, 2025 and 2024:

Total $
Cost:
Balance at May 31, 2023	168,497
Additions	49,648
Balance at May 31, 2024	218,145
Additions	161,949
Disposal	(144,289)
Balance at May 31, 2025	235,805
Accumulated Depreciation:
Balance at May 31, 2023	46,393
Charge for the year	46,210
Balance at May 31, 2024	92,603
Charge for the year	53,833
Disposals	(74,549)
Balance at May 31, 2025	71,887
Carrying amounts:
At May 31, 2023	122,104
At May 31, 2024	125,542
At May 31, 2025	163,918

The property leases are for Aduro's research office located at 542 Newbold Street, London, Ontario and a leased vehicle.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

9. LEASE LIABILITY

	May 31, 2025 $	May 31, 2024 $
Gross lease obligations	188,696	154,510
Deferred finance charges	(17,743)	(15,924)
Total lease liability	170,953	138,586
Less: Current portion	60,621	40,356
Non-current portion	110,332	98,230

Interest on lease liabilities included in finance costs (Note 14)	11,859	10,784
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	58,649	52,345

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 19.

10. DERIVATIVE FINANCIAL LIABILITY

During the year-ended May 31, 2025, the Company issued a total of 53,181 warrants, for a five-year period, with an exercise price of US$4.675, in connection with the Company's underwritten U.S. public offering. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $182,137, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.89% to 3.14%
Expected life	5 years
Expected volatility	63.05% to 64.06%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statement of loss and comprehensive loss. For the year-ended May 31, 2025, the Company recorded an increase in the fair value of the derivative financial liability of $220,916.

The following table summarizes the continuity of the derivative liability for the year-ended May 31, 2025:

Financial Liability $
Balance at May 31, 2024	-
Fair value of the derivative financial liability on the date of issuance	182,137
Fair value changes of the derivative financial liability	220,916
Balance at May 31, 2025	403,053

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

The fair value at May 31, 2025 was estimated using the Black-Scholes pricing model, based on the following assumptions:

Risk-free interest rate	2.84%
Expected life	4.44 years
Expected volatility	64.63%
Dividend rate	Nil

11. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

On August 20, 2024, the Company consolidated its common shares on a 3.25:1 basis. All references to the number of shares, options, RSUs, warrants, finder’s warrants and their exercise prices are restated to reflect the consolidation.

Issued and outstanding:

As at May 31, 2025, the issued and outstanding common shares of the Company consisted of 29,613,178 common shares and nil preferred shares (May 31, 2024: 21,759,130 common shares and nil preferred shares).

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one-half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the Offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10). On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 69,500 options were exercised at an exercise price of $2.1125, 37,692 options were exercised at an exercise price of $2.34, 13,154 options were exercised at an exercise price of $3.25, 23,798 options were exercised at an exercise price of $3.5424, 20,615 options were exercised at an exercise price of $4.843, 1,619 options were exercised at an exercise price of $6.50, and 40,000 options were exercised at an exercise price of $9.00, resulting in the issue of 1,853,661 common shares and gross proceeds of $6,031,476.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 69,231 options were exercised at an exercise price of $2.438, 23,077 options were exercised at an exercise price of $3.413, 23,077 options were exercised at an exercise price of $2.113, 13,538 options were exercised at an exercise price of $2.34, 13,385 options were exercised at an exercise price of $3.25, 46,154 options were exercised at an exercise price of $2.275, and 46,154 granted Restricted Share Units vested, resulting in the issue of 2,094,914 common shares and gross proceeds of $5,345,848.

Stock Options:

As at May 31, 2025, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
848,659	$2.1125	5.91	April 30, 2031
356,463	$2.3400	6.72	February 20, 2032
123,077	$2.2750	7.05	June 20, 2032
611,931	$3.2500	2.58	December 29, 2027
175,386	$3.5425	3.28	September 11, 2028
69,231	$3.5425	3.49	November 29, 2028
92,308	$4.1600	0.66	January 29, 2026
776,168	$6.5000	4.18	August 6, 2029
270,000	$9.0000	4.62	January 15, 2030
3,323,223	$4.0988	4.58

  A continuity schedule of the incentive stock options is as follows:

	May 31, 2025		May 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of year	2,454,940	$2.7107	2,225,860	$2.5029
Granted	1,136,169	7.1821	436,004	3.7278
Exercised	(206,378)	4.0335	(188,462)	2.5279
Cancelled	(61,508)	5.8689	(18,462)	3.5425
Outstanding, end of year	3,323,223	$4.0988	2,454,940	$2.7107
Exercisable, end of year	2,569,926	$3.2297	2,205,637	$2.6288
Weighted average life (years)	4.58		5.71

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 3.02% to 3.14%
Expected life	from 1 to 5 years
Expected volatility	from 54.41% to 64.16%
Dividend rate	Nil

For the year ended May 31, 2025, an expense of $3,235,588 (2024: $1,315,930) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at May 31, 2025, the following table details the share purchase warrants issued by the Company:

Description	Expiry Date	Outstanding at May 31, 2025	Exercise price	Term (years)
June 2024 Share Warrants	June 17, 2026	324,797	$ 5.200	2
June 2024 Finder Warrants	June 17, 2026	20,876	$ 5.200	2
November 2024 Share Warrants	November 7, 2029	53,181	US $ 4.675	5
Total outstanding and exercisable		398,854
Weighted average exercise price and remaining term (in years)			$ 5.3643	1.4991

        A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2023	3,506,854
Cancelled/Expired/Exercised	(1,881,667)
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	493,076
Cancelled/Expired/Exercised	(1,719,409)
Outstanding and exercisable, May 31, 2025	398,854

The carrying amounts of the June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 1,647,283 common shares and $1,247,778 being reclassified from warrants reserve to share capital and $44,166 being reclassified from contributed surplus to share capital.

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, and 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, resulting in the issue of 1,860,298 common shares and $1,229,017 being reclassified from warrants reserve to share capital and $42,521 being reclassified from contributed surplus to share capital.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 2.84% to 3.85%
Expected life	from 2 to 5 years
Expected volatility	from 50.35% to 64.63%
Dividend rate	Nil

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one-for-one basis into common shares of the Company for no additional consideration.

Restricted Share Units

On September 11, 2023, the Company awarded 46,154 RSUs to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 46,154 common shares.

12. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

During the years ended May 31, 2025 and 2024, compensation of key management personnel was as follows:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Salary and related costs	1,054,465	632,627
Professional fees	378,001	505,337
Share-based compensation expense (Note 17)	1,079,812	766,132
	2,512,278	1,904,096

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

As at May 31, 2025 and 2024, the outstanding balances for related parties was comprised of the following:

	May 31, 2025 $	May 31, 2024 $
Due to key management personnel	34,668	75,939
Due from key management personnel	77,353	78,853

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

13. REVENUE

The Company entered into technical evaluation agreements with confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology. Revenue in the amount of $231,212 recognized in the Statements of Loss and Comprehensive Loss resulted from services completed during the year ended May 31, 2025, pursuant to the technical evaluation and collaboration agreements (2024: $337,516).

14. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Lease finance charges	11,859	10,784
Interest on debt:
Working capital loan - BDC	-	1,083
Term loan	-	170
Other finance costs	462	1,262
Total Finance Costs	12,321	13,299

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

15. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Salary and related costs (Note 17)	2,601,211	1,706,651
Office and general	1,038,661	440,904
Investor relations and communication costs (Note 17)	837,683	764,212
Professional fees (Note 17)	750,861	573,857
Transfer agent and filing costs	351,242	136,295
Travel	313,784	204,732
Conferences	86,343	108,722
Bank charges	14,779	18,393
Automobile	21,916	28,110
Other	77,438	77,078
Total General and Administrative	6,093,918	4,058,954

16. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Project related expenses (Note 17)	1,742,825	1,362,990
Salary costs allocated (Note 17)	3,348,280	1,601,946
Payments to research partners	116,482	89,545
Professional fees - patent development costs	251,231	203,787
Total research and development	5,458,818	3,258,268

17. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Expense recognized for services provided based on vesting conditions of stock options (Note 11)	3,235,588	1,315,930
Expense recognized for services provided based on vesting conditions of restricted share units (Note 11)	-	163,500
Total share-based compensation expense	3,235,588	1,479,430

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

Share-based compensation expense is included in the Statement of Loss and Comprehensive Loss as follows:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Salary and related costs (Note 15)	1,279,063	724,810
Investor relations and communication costs (Note 15)	54,548	169,038
Professional fees (Note 15)	12,886	9,261
Project related expenses (Note 16)	411,321	214,044
Salary costs allocated (Note 16)	1,477,770	362,277
Total share-based compensation expense	3,235,588	1,479,430

18. INCOME TAXES

The following provides a reconciliation of loss before income taxes to total income taxes recognized in the Statements of Loss and Comprehensive Loss:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Loss before income taxes	(12,145,790)	(7,436,861)
Statutory rate	26.97%	26.97%
Expected income tax recovery	(3,276,235)	(2,005,665)
Deductible and non-deductible items	529,315	416,146
True-up of prior year amounts	(386,442)	283,060
Unrecognized benefit of non-capital losses	3,133,362	1,306,459
Total income taxes	-	-

As at May 31, 2025 and 2024, the nature of the Company's temporary differences was as follows:

	Year ended May 31, 2025 $	Year ended May 31, 2024 $
Tax loss carry forwards	25,435,000	15,824,000
Property and equipment and intangible assets	(337,000)	(1,374,000)
Other temporary differences	(11,000)	(11,000)
Finance costs and financing allowance	1,162,000	193,000
Valuation allowance	(26,249,000)	(14,632,000)
Total deductible temporary differences not recognized	-	-

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

As at May 31, 2025, the Company has accumulated non-capital losses for the Canadian income tax purposes totaling approximately $25,434,908 (May 31, 2024 - $15,824,263). The losses expire in the following periods:

	Year of Origin	Year of Expiry	Amount $
	2012	2032	30,713
	2013	2033	127,913
	2014	2034	46,501
	2015	2035	75,044
	2016	2036	103,332
	2017	2037	177,009
	2018	2038	347,092
	2019	2039	457,633
	2020	2040	533,468
	2021	2041	902,646
	2022	2042	3,090,215
	2023	2043	4,313,207
	2024	2044	6,496,505
	2025	2045	8,733,630
Total tax loss carry forwards			25,434,908

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liabilities have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar cash and trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

(US$)	May 31, 2025 $	May 31, 2024 $
Cash and cash equivalents	3,462,908	140
Services receivable	12,500	-
Trade payables	10,218	37,647
Net US dollar exposure	(3,465,190)	37,507

As at May 31, 2025, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $345,269 pre-tax gain (May 31, 2024: $3,751 loss) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at May 31, 2025 was $7,140,021 (May 31, 2024: $3,066,515).

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for years ended May 31, 2025 and 2024.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at May 31, 2025:

	Total	Due prior to
	Amount	2026	2027	2028
	$	$	$	$
Trade payables and other current liabilities	468,037	468,037	-	-
Lease liability (Note 9)	170,953	60,621	66,829	43,503
Total expected maturities	638,990	528,658	66,829	43,503

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

•	Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
•	Maintaining a strong capital base; and
•	Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

20. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. These consolidated financial statements are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at May 31, 2025, the Company's operations and assets were in Canada and the Netherlands.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

As at May 31, 2025, geographic information was as follows:

	Canada	Netherlands
Assets	12,810,611	23,809
Loss and comprehensive loss	(11,885,110)	(260,680)

As at May 31, 2024, geographic information was as follows:

	Canada	Netherlands
Assets	6,949,603	7,148
Loss and comprehensive loss	(7,246,353)	(190,508)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $231,212 for the year ended May 31, 2025 related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for execution of a proof of concept and evaluation of the Company's HPU and HBU technology (2024: $337,516) (Note 13).

21. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended May 31, 2025 and 2024, the net change in non-cash working capital balances consists of the following:

	May 31, 2025 $	May 31, 2024 $
Other receivables	23,853	136,629
Deposits and prepaid expenses	(820,478)	50,870
Trade payables and other current liabilities	(33,513)	116,143
Project contributions payable	464	464
Net change in non-cash working capital balances	(829,674)	304,106

22. SUBSEQUENT EVENTS

Underwritten U.S. Public Offering

On June 11, 2025, the Company closed its underwritten U.S. public offering of 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant was US$8.44. The Company received gross proceeds of approximately US$8 million, before deducting underwriting discounts and offering expenses. Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

On June 20, 2025, the Company closed an underwriters over-allotment option of 142,180 common shares and warrants to purchase an additional 71,090 common shares, for total gross proceeds of approximately US$1.2 million, pursuant to the underwriter's full exercise of its over-allotment option in connection with the Company's underwritten U.S. public offering. Each whole warrant has an exercise price of US$10.13 per share and are exercisable immediately and will expire three years from the date of issuance.

Grant of Stock Options and RSUs

On July 3, 2025, the Company granted an aggregate of 743,500 stock options to purchase up to 743,500 common shares of the Company to certain directors, officers, employees and consultants of the Company in accordance with the Company's Omnibus equity incentive plan. The Options are exercisable for a period of 5 years from the date of Grant at a price of $13.50 per common share. The options will vest on a monthly basis over a period of two years from the date of the grant.

Aduro Clean Technologies Inc. Notes to the Consolidated Financial Statements For the year ended May 31, 2025 Expressed in Canadian Dollars

In addition, the Company granted 100,000 restricted share units of the Company to a consultant of the Company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon the date of grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date which is 12 months following the date of grant. All 743,500 of the options, 100,000 of the RSUs, and the common shares underlying such options and RSUs are subject to a hold period of four months and one day from the date of issuance.

Exercise of options and warrants

Subsequent to May 31, 2025, 47,004 shareholder warrants were exercised at an exercise price of $5.20, 146,444 options were exercised at an exercise price of $2.1125, 21,000 options were exercised at an exercise price of $2.34, 48,616 options were exercised at an exercise price of $3.25, 9,000 options were exercised at an exercise price of $3.5425, and 6,885 options were exercised at an exercise price of $6.50, for total proceeds of $837,561. Additionally, 50,119 November 2024 Share Warrants were exercised on a cashless basis resulting in the issuance of 24,742 common shares and the cancelation of 25,377 warrants.